UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

EMMIS COMMUNICATIONS CORPORATION
(Name Of Subject Company (Issuer) And Filing Person (Offeror))

6.25% Series A Cumulative Convertible Preferred Stock, Par Value $0.01
(Title of Class of Securities)

291525202
(CUSIP Number of Class of Securities)

J. Scott Enright, Esq.
One Emmis Plaza
40 Monument Circle
Suite 700
Indianapolis, Indiana 46204
(317) 266-0100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
James M. Dubin, Esq.
Lawrence G. Wee, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**

$6,000,000	$687.60

*	The transaction value is estimated solely for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $6,000,000 in the aggregate of up to 428,571 shares of 6.25% Series A Cumulative Convertible Preferred Stock of Emmis Communications Corporation, par value $0.01, at the minimum tender offer price of $14.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$687.60	Filing Party:	Emmis Communications Corporation
Form or Registration No.:	Schedule TO-I	Date Filed:	December 1, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 2 amends and restates the Tender Offer Statement on Schedule TO originally filed on December 1, 2011, as amended and supplemented by Amendment No. 1 filed on December 2, 2011 (as amended and supplemented, the “Schedule TO”). This Schedule TO relates to the offer by Emmis Communications Corporation, an Indiana corporation (“Emmis” or the “Company”), to purchase, up to $6,000,000 in value of shares of its 6.25% Series A Cumulative Convertible Preferred Stock, $0.01 par value per share (the “Preferred Shares”), at a price not greater than $15.56 nor less than $14.00 per Preferred Share, to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Amended Offer to Purchase dated December 12, 2011 filed herewith as Exhibit (a)(1)(i) (as amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (which together, as amended or supplemented from time to time, constitute the “Offer”). The Letter of Transmittal was filed with the Schedule TO on December 1, 2011.

In this Amendment No. 2, the Company has offered to purchase the Preferred Shares at a price not greater than $15.56 nor less than $14.00 per Preferred Share, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Procedures for tendering Preferred Shares are set forth in Section 3 of the Offer to Purchase. Tendering shareholders may continue to use the Letter of Transmittal which was previously circulated. While that Letter of Transmittal indicates the Company is offering to pay $12.50 to $15.56 per share, shareholders using that Letter of Transmittal will nevertheless be subject to the increased minimum of $14.00 per share, and any shares previously tendered into the Offer at any price below $14.00 per share shall be deemed to have been tendered at $14.00 per share.

This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO. All capitalized terms used in this Schedule TO without definition have the respective meanings ascribed to them in the Offer to Purchase.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the section captioned “Summary Term Sheet” in the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(i), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) Name and Address:  The name of the subject company is Emmis Communications Corporation, an Indiana corporation, and the address of its principal executive office is One Emmis Plaza, 40 Monument Circle, Indianapolis, Indiana 46204. The Company’s telephone number is (317) 266-0100. The information set forth in Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities:  The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.

(c) Trading Market and Price:  The information set forth in the section captioned “Introduction” in the Offer to Purchase is incorporated herein by reference. Section 8 (“Price Range of Preferred Shares; No Payment of Unpaid Dividends or Distributions on Preferred Shares Accepted in the Offer”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address:  The Company is also the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase is incorporated herein by reference. The information set forth in Section 10 (“Certain Information Concerning Us”) and Section 12 (“Interests of Directors and Executive

Officers; Transactions and Arrangements Concerning Shares of the Company”) of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

(a) Material Terms:  The information set forth in the sections of the Offer to Purchase captioned “Summary Term Sheet,” “Questions and Answers About the Offer,” “Risk Factors,” and “Introduction” are incorporated herein by reference. The information set forth in Section 1 (“Number of Preferred Shares; Proration”), Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 3 (“Procedures for Tendering Preferred Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Preferred Shares and Payment of Purchase Price”), Section 6 (“Conditional Tender of Preferred Shares”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Funds”), Section 10 (“Certain Information Concerning Us”), Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares of the Company”), Section 14 (“Material United States Federal Income Tax Consequences”), Section 15 (“Extension of the Offer; Termination; Amendment”) and Section 17 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b) Purchases:  The Preferred Shares will not be purchased from any executive officer or director of Emmis. The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares of the Company”) in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Agreements Involving the Subject Company’s Securities:  The information set forth in Section 12 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning Shares of the Company”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) Purposes:  The information set forth in the section of the Offer to Purchase captioned “Questions and Answers About the Offer” and “Summary Term Sheet” are incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) Use of the Securities Acquired:  The information set forth in “Questions and Answers About the Offer,” “Summary Term Sheet” and Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans:  The information set forth in “Questions and Answers About the Offer,” “Summary Term Sheet” and Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds:  The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Conditions:  The information set forth in Section 7 (“Conditions of the Offer”) and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(d) Borrowed Funds:  The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership:  The information set forth in Section 12 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning Shares of the Company”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions:  The information set forth in Section 12 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning Shares of the Company”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Solicitations or Recommendations:  The information set forth in Section 16 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS

Financial Information:  The information set forth in Section 11 (“Certain Financial Information”) of the Offer to Purchase is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION

(a) Agreements, Regulatory Requirements and Legal Proceedings:  The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 10 (“Certain Information Concerning Us”), Section 11(“Certain Financial Information”), Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares of the Company”) and Section 13 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(b) Other Material Information:  The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated herein by reference.

ITEM 12.	EXHIBITS

*(a)(1)(i)	Amended Offer to Purchase, dated December 12, 2011.
(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press Release, dated November 30, 2011, incorporated by reference to the Company’s Statement on Schedule TO-C, dated December 1, 2011.
*(a)(5)(ii)	Press Release, dated December 12, 2011.
(b)	Note Purchase Agreement, dated November 10, 2011, by and between Zell Credit Opportunities Master Fund, L.P. and Emmis Communications Corporation.
(d)(1)	Total Return Swap Confirmation, dated November 28, 2011, by and between Alden Global Distressed Opportunities Master Fund, L.P. and Emmis Communications Corporation.
(d)(2)	Voting Agreement, dated November 28, 2011, by and among Alden Global Distressed Opportunities Master Fund, L.P., J. Scott Enright, and Emmis Communications Corporation.
(d)(3)	Total Return Swap Confirmation, dated November 14, 2011, by and between Valinor Credit Partners Master Fund, L.P. and Emmis Communications Corporation.
(d)(4)	Voting Agreement, dated November 14, 2011, by and among Valinor Credit Partners Master Fund, L.P., J. Scott Enright, and Emmis Communications Corporation.

(d)(5)	Total Return Swap Confirmation, dated November 14, 2011, by and between Sugarloaf Rock Capital, LLC and Emmis Communications Corporation.
(d)(6)	Voting Agreement, dated November 14, 2011, by and among Sugarloaf Rock Capital, LLC, J. Scott Enright, and Emmis Communications Corporation.
(d)(7)	Total Return Swap Confirmation, dated November 14, 2011, by and between Third Point Partners Qualified L.P. and Emmis Communications Corporation.
(d)(8)	Voting Agreement, dated November 14, 2011, by and among Third Point Partners Qualified L.P., J. Scott Enright, and Emmis Communications Corporation.
(d)(9)	Total Return Swap Confirmation, dated November 14, 2011, by and between Third Point Partners L.P. and Emmis Communications Corporation.
(d)(10)	Voting Agreement, dated November 14, 2011, by and among Third Point Partners L.P., J. Scott Enright, and Emmis Communications Corporation.
(d)(11)	Total Return Swap Confirmation, dated November 14, 2011, by and between Third Point Offshore Master Fund L.P. and Emmis Communications Corporation.
(d)(12)	Voting Agreement, dated November 14, 2011, by and among Third Point Offshore Master Fund L.P., J. Scott Enright, and Emmis Communications Corporation.
(d)(13)	Total Return Swap Confirmation, dated November 14, 2011, by and between Third Point Ultra Master Fund L.P. and Emmis Communications Corporation.
(d)(14)	Voting Agreement, dated November 14, 2011, by and among Third Point Ultra Master Fund L.P., J. Scott Enright, and Emmis Communications Corporation.
(d)(15)	Emmis Communications Corporation 1999 Equity Incentive Plan, incorporated by reference to the Company’s proxy statement dated May 26, 1999.
(d)(16)	Emmis Communications Corporation 2001 Equity Incentive Plan, incorporated by reference to the Company’s proxy statement dated May 25, 2001.
(d)(17)	Emmis Communications Corporation 2002 Equity Compensation Plan, incorporated by reference to the Company’s proxy statement dated May 30, 2002.
(d)(18)	Form of Stock Option Grant Agreement, incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed March 7, 2005.
(d)(19)	Form of Restricted Stock Option Grant Agreement, incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed March 7, 2005.
(d)(20)	Emmis Communications Corporation 2004 Equity Compensation Plan as Amended and Restated in 2008, incorporated by reference to Exhibit 10.14 to the Company’s Form 8-K filed January 7, 2009.
(d)(21)	Emmis Communications Corporation 2010 Equity Compensation Plan, incorporated by reference to Exhibit A to the Company’s proxy statement filed on Form DEF 14A on November 10, 2010.
(g)	None.
(h)	None.

*Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

EMMIS COMMUNICATIONS CORPORATION

By:	/s/ J. Scott Enright
Name:     J. Scott Enright

Title:	Executive Vice President, General Counsel and Secretary
Dated: December 12, 2011

EXHIBIT INDEX

Exhibit	Description

*(a)(1)(i)	Amended Offer to Purchase, dated December 12, 2011.
**(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).
**(a)(1)(iii)	Notice of Guaranteed Delivery.
**(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
**(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(5)(i)	Press Release, dated November 30, 2011, incorporated by reference to the Company’s Statement on Schedule TO-C, dated December 1, 2011.
*(a)(5)(ii)	Press Release, dated December 12, 2011.
**(b)	Note Purchase Agreement, dated November 10, 2011, by and between Zell Credit Opportunities Master Fund, L.P. and Emmis Communications Corporation.
**(d)(1)	Total Return Swap Confirmation, dated November 28, 2011, by and between Alden Global Distressed Opportunities Master Fund, L.P. and Emmis Communications Corporation.
**(d)(2)	Voting Agreement, dated November 28, 2011, by and among Alden Global Distressed Opportunities Master Fund, L.P., J. Scott Enright, and Emmis Communications Corporation.
**(d)(3)	Total Return Swap Confirmation, dated November 14, 2011, by and between Valinor Credit Partners Master Fund, L.P. and Emmis Communications Corporation.
**(d)(4)	Voting Agreement, dated November 14, 2011, by and among Valinor Credit Partners Master Fund, L.P., J. Scott Enright, and Emmis Communications Corporation.
**(d)(5)	Total Return Swap Confirmation, dated November 14, 2011, by and between Sugarloaf Rock Capital, LLC and Emmis Communications Corporation.
**(d)(6)	Voting Agreement, dated November 14, 2011, by and among Sugarloaf Rock Capital, LLC, J. Scott Enright, and Emmis Communications Corporation.
**(d)(7)	Total Return Swap Confirmation, dated November 14, 2011, by and between Third Point Partners Qualified L.P. and Emmis Communications Corporation.
**(d)(8)	Voting Agreement, dated November 14, 2011, by and among Third Point Partners Qualified L.P., J. Scott Enright, and Emmis Communications Corporation.
**(d)(9)	Total Return Swap Confirmation, dated November 14, 2011, by and between Third Point Partners L.P. and Emmis Communications Corporation.
**(d)(10)	Voting Agreement, dated November 14, 2011, by and among Third Point Partners L.P., J. Scott Enright, and Emmis Communications Corporation.
**(d)(11)	Total Return Swap Confirmation, dated November 14, 2011, by and between Third Point Offshore Master Fund L.P. and Emmis Communications Corporation.
**(d)(12)	Voting Agreement, dated November 14, 2011, by and among Third Point Offshore Master Fund L.P., J. Scott Enright, and Emmis Communications Corporation.
**(d)(13)	Total Return Swap Confirmation, dated November 14, 2011, by and between Third Point Ultra Master Fund L.P. and Emmis Communications Corporation.
**(d)(14)	Voting Agreement, dated November 14, 2011, by and among Third Point Ultra Master Fund L.P., J. Scott Enright, and Emmis Communications Corporation.
(d)(15)	Emmis Communications Corporation 1999 Equity Incentive Plan, incorporated by reference to the Company’s proxy statement dated May 26, 1999.
(d)(16)	Emmis Communications Corporation 2001 Equity Incentive Plan, incorporated by reference to the Company’s proxy statement dated May 25, 2001.
(d)(17)	Emmis Communications Corporation 2002 Equity Compensation Plan, incorporated by reference to the Company’s proxy statement dated May 30, 2002.
(d)(18)	Form of Stock Option Grant Agreement, incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed March 7, 2005.

Exhibit	Description

(d)(19)	Form of Restricted Stock Option Grant Agreement, incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed March 7, 2005.
(d)(20)	Emmis Communications Corporation 2004 Equity Compensation Plan as Amended and Restated in 2008, incorporated by reference to Exhibit 10.14 to the Company’s Form 8-K filed January 7, 2009.
(d)(21)	Emmis Communications Corporation 2010 Equity Compensation Plan, incorporated by reference to Exhibit A to the Company’s proxy statement filed on Form DEF 14A on November 10, 2010.

*	Filed herewith.

**	Previously filed.